SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
VOC Energy Trust
(Name of Issuer)
Trust Units
(Title of Class of Securities)
91829B 103
(CUSIP Number)
The Bank of New York Mellon Trust Company, N.A., as Trustee
919 Congress Avenue
Suite 500
Austin, Texas 78701
(512) 236-6599
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 18, 2011
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
(Continued on following pages)

1	NAME OF REPORTING PERSON VOC Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kansas

	7	SOLE VOTING POWER

NUMBER OF		4,252,250

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,252,250

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,252,250

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25%

14	TYPE OF REPORTING PERSON

	OO

Item 1. Security and Issuer
     This Schedule 13D (this “Schedule 13D”) relates to the trust units share (the “Trust Units”), of VOC Energy Trust, a Delaware statutory trust (the “Issuer”), which has its principal executive offices at 919 Congress Avenue, Suite 500, Austin, Texas 78701.
Item 2. Identity and Background
     (a), (b), and (c) Name of Person Filing this Schedule 13D (the “Reporting Person”):
     This Schedule 13D is being filed by VOC Partners, LLC (the “Company”) which may be deemed to have indirect beneficial ownership of such Trust Units by virtue of its ownership of 25% of the outstanding Trust Units of the Issuer.
     The name, place of organization, principal business, address of the principal place of business and certain information concerning the officers and directors of the company is as follows:
VOC PARTNERS, LLC
     The Company is a privately-held limited liability company organized in Kansas that was created as a holding company for its members. The principal business address of the Company, which also serves as its principal office, is 1700 Waterfront Parkway, Building 500, Wichita, Kansas 67206. None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On June 24, 2011, the 45th day after the closing date of the initial public offering of the Issuer, the Company purchased the Trust Units retained by VOC Brazos Energy Partners, L.P. (“VOC Brazos”), at the initial public offering price for each such Trust Unit (the total price paid for all such Trust Units, the “Purchase Price”), from VOC Brazos pursuant to the Trust Unit Purchase Agreement entered into on December 27, 2010 by and between VOC Brazos and VOC Partners, LLC. The consideration for this purchase consisted of (1) a promissory note from VOC Partners, LLC to VOC Brazos having a face amount equal to 90% of the Purchase Price and (2) a cash payment from VOC Partners, LLC to VOC Brazos equal to 10% of the Purchase Price.
Item 4. Purpose of Transaction
     The Company acquired the Trust Units for investment purposes. The Company currently has no plans to undertake any action that would require further disclosure under this Schedule 13D.

Item 5. Interest in Securities of the Issuer.
(a)	As of August 18, 2011, the Reporting Person beneficially owns an aggregate of 4,252,250 Trust Units representing 25% of the outstanding Trust Units. The percentages set forth in this Item 5 are calculated based upon the number of Trust Units outstanding as of August 18, 2011 based on the Registration Statement filed with the SEC on Form S-1. The Trust Units are held directly by the Company.

(b)	The Reporting Person has sole voting power and sole dispositive power with respect to the Trust Units beneficially owned by it.

(c)	Except as described in this Schedule 13D, there have been no transactions in the Trust Units effected by the Reporting Person, or, to the knowledge of the Reporting Person, any person identified in Item 2, during the past 60 days.

(d)	Except as described in this Schedule 13D, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Trust Units beneficially owned by the Reporting Persons.

(e)	Not applicable.
Item 7. Material to Be Filed as Exhibits

Exhibit
Number	Description

2.1	Trust Unit Purchase Agreement, dated as of December 27, 2010, by and between VOC Partners, LLC, a Kansas limited liability company and VOC Brazos Energy Partners, L.P., a Texas limited partnership.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August 18, 2011
VOC PARTNERS, LLC
By: Vess Texas Partners, LLC, its Manager
By: Vess Holding Corporation, its Manager

By:	/s/ J. Michael Vess
	Name:	J. Michael Vess
	Title:	Designated Representative

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